SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
Leap Wireless International, Inc.
(Name of Subject Company (Issuer) and Filing Person (Offeror))
Options to Purchase Common Stock, Par Value $0.0001 Per Share
(Title of Class of Securities)
521863308
(CUSIP Number of Class of Securities (Underlying Common Stock))
S. Douglas Hutcheson
President and Chief Executive Officer
5887 Copley Drive
San Diego, California 92111
(858) 882-6000
(Name, Address, and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Person)
Copies to:
David E. Shapiro, Esq.
Wachtell, Lipton, Rosen & Katz
51 W. 52nd Street
New York, New York 10019
Telephone: (212) 403-1000
Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee
$1,880,497.00	$218.33

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 1,784,633 shares of common stock of Leap Wireless International, Inc. having an aggregate value of $1,880,497.00 as of August 5, 2011 will be exchanged pursuant to this offer. The aggregate value of such options was calculated using the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $116.10 per one million dollars of the value of the transaction.
☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable

Filing Party: Not Applicable

Form or Registration No.: Not Applicable

Date Filed: Not Applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

Item 12. Exhibits
SIGNATURE
EXHIBIT INDEX
EX-(a)(1)(A)
EX-(a)(1)(B)
EX-(a)(1)(C)
EX-(a)(1)(D)
EX-(a)(1)(E)
EX-(a)(1)(F)
EX-(a)(1)(G)
EX-(a)(1)(H)
EX-(a)(1)(I)
EX-(a)(1)(J)
EX-(a)(1)(K)
EX-(d)(5)

     This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to our offer (the “Offer”) to exchange certain options to purchase shares of our common stock, par value $0.0001 per share, having an exercise price of at least $30.00 per share (or, if the closing price of our common stock on the date the replacement options are granted (the “Replacement Grant Date”) is higher than $30.00 per share, an exercise price greater than such closing price), outstanding under the Leap Wireless International, Inc. 2004 Stock Option, Restricted Stock and Deferred Stock Unit Plan (as amended, the “2004 Stock Plan”), and the 2009 Employment Inducement Equity Incentive Plan of Leap Wireless International, Inc. (collectively, “Eligible Options”) and held by eligible employees for a lesser number of replacement options (“Replacement Options”) to be granted under the 2004 Stock Plan calculated in accordance with the applicable exchange ratios (the “Option Exchange”). Employees eligible to participate in this Offer are employees of Cricket Communications, Inc. (“Cricket”) on August 10, 2011 who: (1) remain continuously employed by Cricket through the Replacement Grant Date, (2) are not members of Leap’s Board of Directors or executive officers of Leap and (3) hold at least one Eligible Option on August 10, 2011 (“Eligible Employees”). We are making the Offer upon the terms and subject to the conditions set forth in the Offer To Exchange Certain Outstanding Options for Replacement Options, dated August 10, 2011, attached hereto as Exhibit (a)(1)(A) (the “Offer to Exchange”). Also attached hereto are (1) the email communication to Eligible Employees announcing the Option Exchange, dated August 10, 2011, attached hereto as Exhibit (a)(1)(B), (2) the Guide to the Option Exchange program, attached hereto as Exhibit (a)(1)(C), (3) frequently asked questions regarding the Option Exchange program, attached hereto as Exhibit (a)(1)(D), (4) the form of email communication to certain Eligible Employees confirming receipt of their election, attached hereto as Exhibit (a)(1)(E), (5) the form of email communication reminding Eligible Employees about the expiration of the Offer, attached hereto as Exhibit (a)(1)(F), (6) the form of final email communication to Eligible Employees confirming acceptance and cancellation of Eligible Options, attached hereto as Exhibit (a)(1)(G), (7) the form of final email communication to Eligible Employees confirming non-participation in the Option Exchange, attached hereto as Exhibit (a)(1)(H), (8) the form of confirmation statement sent to Eligible Employees setting forth the number of replacement options they will receive as a result of their election or non-election to participate in the Option Exchange program attached hereto as Exhibit (a)(1)(I), (9) screen shots of the Option Exchange website, attached hereto as Exhibit (a)(1)(J) and (10) the slides and transcript of the employee presentation materials, attached hereto as Exhibit (a)(1)(K). The Offer to Exchange and documents (1) through (10) above, as may be amended or supplemented from time to time, collectively constitute the “Exchange Offer Materials.” The number of shares of our common stock to be subject to the Replacement Options will be based on exchange ratios that vary depending upon the exercise price and remaining term of the surrendered Eligible Options. Eligible Employees that elect to exchange Eligible Options pursuant to the Option Exchange must submit an election through the Option Exchange website and will be granted Replacement Options to purchase that number of shares of common stock determined in accordance with the applicable exchange ratios.
     This Schedule TO is intended to satisfy the reporting requirements of Section 13(e) of the Securities Exchange Act of 1934, as amended.
     Pursuant to General Instruction F to Schedule TO, the information in the Exchange Offer Materials, including all schedules and annexes thereto, copies of which are filed with this Schedule TO as Exhibits (a)(1)(A) through (a)(1)(K) attached hereto, are incorporated by reference in answer to Item 1 through Item 8, Item 10 and Item 11 in this Schedule TO. Item 9 and Item 13 in this Schedule TO are not applicable.
     Unless the context requires otherwise, references in this Schedule TO to “Leap,” “our,” “us” and “we” mean Leap Wireless International, Inc.

Item 12. Exhibits.

Exhibit	Description
(a)(1)(A)	Offer to Exchange Certain Outstanding Options for Replacement Options, dated August 10, 2011.

(a)(1)(B)	Email Communication Announcing the Option Exchange, dated August 10, 2011.

(a)(1)(C)	Guide to the Option Exchange Program.

(a)(1)(D)	Frequently Asked Questions Regarding the Option Exchange Program.

(a)(1)(E)	Form of Email Communication Confirming Receipt of Election.

(a)(1)(F)	Form of Email Communication Regarding Reminder of Expiration of Offer.

(a)(1)(G)	Form of Final Email Communication Confirming Acceptance and Cancellation of Eligible Options.

(a)(1)(H)	Form of Final Email Communication Confirming Non-Participation in the Option Exchange.

(a)(1)(I)	Form of Confirmation Statement Providing Number of Replacement Options to be Granted as a Result of Election or Non-Election.

(a)(1)(J)	Screen Shots of the Option Exchange Website.

(a)(1)(K)	Slides and Transcript of Employee Presentation Materials.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(b)	Not applicable.

(c)	Not applicable.

(d)(1)	Leap Wireless International, Inc. 2004 Stock Option, Restricted Stock and Deferred Stock Unit Plan, as amended (filed as Appendix A to the definitive proxy statement filed by Leap with the SEC on April 6, 2007, and incorporated herein by reference).

(d)(2)	First Amendment to the Leap Wireless International, Inc. 2004 Stock Option, Restricted Stock and Deferred Stock Unit Plan (filed as exhibit 10.11.19 to Leap’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2007, filed with the SEC on May 10, 2007, and incorporated herein by reference).

(d)(3)	Second Amendment to the Leap Wireless International, Inc. 2004 Stock Option, Restricted Stock and Deferred Stock Unit Plan, as amended (filed as exhibit 10.11.20 to Leap’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2007, filed with the SEC on August 9, 2007, and incorporated herein by reference).

(d)(4)	Third Amendment to the Leap Wireless International, Inc. 2004 Stock Option, Restricted Stock and Deferred Stock Unit Plan, as amended (filed as Appendix A to the definitive proxy statement filed by Leap with the SEC on April 10, 2009, and incorporated herein by reference).

(d)(5)	Form of Stock Option Grant Notice and Non-Qualified Stock Option Agreement (Replacement Options).

(d)(6)	2009 Employment Inducement Equity Incentive Plan of Leap Wireless International, Inc. (filed as exhibit 10.15 to Leap’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008, filed with the SEC on February 27, 2009, and incorporated herein by reference).

(d)(7)	First Amendment to the 2009 Employment Inducement Equity Incentive Plan of Leap Wireless International, Inc. (filed as exhibit 10.13.1 to Leap’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009, filed with the SEC on March 1, 2010, and incorporated herein by reference).

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 10, 2011	LEAP WIRELESS INTERNATIONAL, INC.
	By:	/s/ Robert J. Irving, Jr.
Robert J. Irving, Jr.
Senior Vice President and General Counsel

EXHIBIT INDEX

Exhibit	Description
(a)(1)(A)	Offer to Exchange Certain Outstanding Options for Replacement Options, dated August 10, 2011.

(a)(1)(B)	Email Communication Announcing the Option Exchange, dated August 10, 2011.

(a)(1)(C)	Guide to the Option Exchange Program.

(a)(1)(D)	Frequently Asked Questions Regarding the Option Exchange Program.

(a)(1)(E)	Form of Email Communication Confirming Receipt of Election.

(a)(1)(F)	Form of Email Communication Regarding Reminder of Expiration of Offer.

(a)(1)(G)	Form of Final Email Communication Confirming Acceptance and Cancellation of Eligible Options.

(a)(1)(H)	Form of Final Email Communication Confirming Non-Participation in the Option Exchange.

(a)(1)(I)	Form of Confirmation Statement Providing Number of Replacement Options to be Granted as a Result of Election or Non-Election.

(a)(1)(J)	Screen Shots of the Option Exchange Website.

(a)(1)(K)	Slides and Transcript of Employee Presentation Materials.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(b)	Not applicable.

(c)	Not applicable.

(d)(1)	Leap Wireless International, Inc. 2004 Stock Option, Restricted Stock and Deferred Stock Unit Plan, as amended (filed as Appendix A to the definitive proxy statement filed by Leap with the SEC on April 6, 2007, and incorporated herein by reference).

(d)(2)	First Amendment to the Leap Wireless International, Inc. 2004 Stock Option, Restricted Stock and Deferred Stock Unit Plan (filed as exhibit 10.11.19 to Leap’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2007, filed with the SEC on May 10, 2007, and incorporated herein by reference).

(d)(3)	Second Amendment to the Leap Wireless International, Inc. 2004 Stock Option, Restricted Stock and Deferred Stock Unit Plan, as amended (filed as exhibit 10.11.20 to Leap’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2007, filed with the SEC on August 9, 2007, and incorporated herein by reference).

(d)(4)	Third Amendment to the Leap Wireless International, Inc. 2004 Stock Option, Restricted Stock and Deferred Stock Unit Plan, as amended (filed as Appendix A to the definitive proxy statement filed by Leap with the SEC on April 10, 2009, and incorporated herein by reference).

(d)(5)	Form of Stock Option Grant Notice and Non-Qualified Stock Option Agreement (Replacement Options).

(d)(6)	2009 Employment Inducement Equity Incentive Plan of Leap Wireless International, Inc. (filed as exhibit 10.15 to Leap’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008, filed with the SEC on February 27, 2009, and incorporated herein by reference).

(d)(7)	First Amendment to the 2009 Employment Inducement Equity Incentive Plan of Leap Wireless International, Inc. (filed as exhibit 10.13.1 to Leap’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009, filed with the SEC on March 1, 2010, and incorporated herein by reference).

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.